# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of October 2003

## ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    x                  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____                  No    x _____

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002

Attached as Exhibit 99.1 is the press release issued on October 23, 2003 by Alcon Inc.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Alcon, Inc.**
(Registrant)

Date    October 23, 2003                By    /s/  Guido Koller
                                               Name: Guido Koller
                                               Title: Senior Vice President


Date    October 23, 2003                By    /s/  Martin Schneider
                                               Name: Martin Schneider
                                               Title:  Attorney-in-Fact